Exhibit 12.1

RCS Capital Corporation (the "Company")

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended March 31, 2015	Year Ended December 31,
		2014		2013	2012	2011	2010
Earnings:
Net income (loss) from continuing operations, pretax	$(22,420)	$(166,125)		$99,858	$7,412	$3,742	$(2,382)
Add:
Fixed charges	19,577	52,504		790	56	31	12
Capitalized interest	—	—		—	—	—	—
Income (loss) before fixed charges and preferred stock dividends	$(2,843)	$(113,621)		$100,648	$7,468	$3,773	$(2,370)

Fixed charges:
Interest expense(1)	$18,442	$49,154		$241	$—	$—	$—
Appropriate portion (1/3) of rentals(2)	1,135	3,350		549	56	31	12
Total fixed charges	$19,577	$52,504		$790	$56	$31	$12
Preferred stock dividends	6,601	147,121	(3)	—	—	—	—
Total fixed charges and preferred stock dividends	$26,178	$199,625		$790	$56	$31	$12

Ratio of earnings to fixed charges	N/A	N/A		127.40	133.36	121.71	N/A
Deficiency	$22,420	$166,125		N/A	N/A	N/A	$2,382

Ratio of earnings to fixed charges and preferred stock dividends	N/A	N/A		127.40	133.36	121.71	N/A
Deficiency	$29,021	$313,246		N/A	N/A	N/A	$2,382

(1) Interest expense includes amortization of discount on borrowings.

(2) Appropriate portion of rentals is calculated by multiplying the rental expenses derived from leases in which the Company or its subsidiaries is the lessee by one-third, and excludes rental expenses allocated to the Company pursuant to a shared services agreement.

(3) Included in preferred stock dividends for the year ended December 31, 2014 are a net deemed dividend of $68.5 million and dividends of $8.0 million declared to holders of our Series A preferred stock, a deemed dividend of $26.7 million and dividends of $0.8 million declared to holders of our Series B preferred stock and a deemed dividend of $42.8 million and dividends of $0.4 million declared to holders of our Series C preferred stock. The deemed dividends represent the difference between the redemption values of the Series A preferred stock and Series C preferred stock and the amount of the proceeds from the sale of the Series A preferred stock and Series C preferred stock that were allocated to the Series A preferred stock and Series C preferred stock excluding the embedded derivatives. The Series C preferred stock can be settled in cash in certain situations; therefore, we elected to accrete up to the redemption value. The Series A preferred stock was no longer outstanding as of December 31, 2014.